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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                             Tender Offer Statement
   Under Section 14(d) (1) or 13(e)(1) of the Securities Exchange Act of 1934

                                ----------------
                              Pitt-Des Moines, Inc.
                            (Name of Subject Company)

                          Ironbridge Acquisition Corp.
                       (Name of Filing Person -- Offeror)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                   724508-106
                      (CUSIP Number of Class of Securities)

                                   James Haber
                                    President
                          Ironbridge Acquisition Corp.
                          950 Third Avenue, 23rd Floor
                            New York, New York 10022
                            Telephone: (212) 688-2700
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                              Robert M. Unger, Esq.
                  Brown Raysman Millstein Felder & Steiner LLP
                                900 Third Avenue
                            New York, New York 10022
                            Telephone: (212) 895-2000

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[X]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [_]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]



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The following press release has been published on February 1, 2002:

The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Pitt-Des Moines, Inc. At the time the tender offer is commenced, Ironbridge Acquisition Corp. will file a tender offer statement and Pitt-Des Moines, Inc. will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation will contain important information that should be read carefully by Pitt-Des Moines, Inc.'s shareholders before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Pitt-Des Moines, Inc. at no expense to them. These documents will also be available at no charge at the SEC's website at www.sec.gov.

                              PITT-DES MOINES, INC.

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              Town Center One, 1450 Lake Robbins Drive, Suite 400, The
               Woodlands, TX 77380 281-765-4600 FAX: 281-765-4602
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                                  NEWS RELEASE
      For further information, contact: R. A. Byers, Vice President Finance

                      PDM ANNOUNCES IRONBRIDGE HOLDING LLC
                  TO ACQUIRE PDM FOR $33.90 PER SHARE IN CASH;
                     PDM SIGNS DEFINITIVE AGREEMENT TO SELL
                                 BRIDGE DIVISION

     THE WOODLANDS, TX, February 1, 2002-- Pitt-Des Moines, Inc. (AMEX: PDM), Ironbridge Holding LLC and Ironbridge Acquisition Corp. today jointly announced the signing of a merger agreement. Pursuant to the merger agreement, Ironbridge Acquisition Corp., a wholly owned subsidiary of Ironbridge Acquisition LLC
(sic), will make a cash tender offer for all of the outstanding common stock of PDM at a price of $33.90 per share.

     PDM also announced today that it has signed a definitive asset purchase agreement for the sale of its Bridge division to Steel Bridges, LLC.

     Under the terms of the merger agreement, Ironbridge Acquisition Corp. will commence its tender offer for all of Pitt-Des Moines, Inc.'s common stock no later than February 7, 2002.


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         Consummation of the offer is subject to a number of conditions, including the valid tender of at least eighty percent (80%) of Pitt-Des Moines, Inc.'s outstanding common shares, on a fully-diluted basis, receipt of antitrust and other regulatory approvals and compliance by PDM and Steel Bridges, LLC with their obligations under the Bridge asset purchase agreement.

         Consummation of the Bridge transaction is conditioned upon financing, customary governmental approvals and consummation of the acquisition of all of the issued and outstanding common stock of PDM pursuant to the merger agreement.

         The Boards of Directors of PDM and Ironbridge Acquisition Corp. have unanimously approved the merger agreement and the making of the tender offer, and PDM's Board has determined that the terms of the tender offer are fair to, and in the best interests of, PDM and its shareholders and recommends that shareholders tender all of their shares in the offer. The Board of Directors of PDM received a letter from PDM's financial advisor Tanner & Co., Inc. that, based upon and subject to matters discussed in the letter, as of February 1, 2002 the $33.90 per Share in cash to be received by the shareholders of PDM is fair to such holders from a financial point of view.

         Commenting on the agreement, W.W. McKee, President and Chief Executive Officer of PDM, said, "We are pleased to provide our shareholders with a liquidity opportunity at a premium to the current market price."

         The statements in this press release that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe-harbor created thereby. Such forward-looking statements, including those with respect to timing of events and consummation of the transactions are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include, but are not limited to, uncertainties relating to general business and economic conditions, risks associated with consummation of the transactions briefly described herein, the availability and cost of capital, government and regulatory policies and changes in the competitive environment in which the Company operates. Additional information regarding factors that may affect the business and


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financial results of PDM can be found in the Company's Form 10-K for the year ended December 31, 2000 and its most recently filed Form 10-Q. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not undertake to update any forward-looking statements in this press release or with respect to matters described herein.